FORM 3 IVAX CORPORATION

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
    Filed pursuant to Section 16(a) of the Securities Exchanges Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and address of Reporting Person

IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
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2. Date of Event Requiring Statement

11/11/96
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3. IRS or Social Security Number of Reporting Person

16-1003559
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4. Issuer Name and Ticker or Trading Symbol

Bergen Brunswig Corporation (NYSE:BBC)
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5. Relationship of Reporting Person to Issuer

/ / Director                               /X/10% Owner
/ / Officer--Chairman of the Board
/ / Other
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6. If Amendment, Date of Original


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7. Individual or Joint/Group Filing

   X  Form filed by One Reporting Person

   __ Form filed by More than One Reporting Person

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             TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

                                                         3. Ownership Form:
                        2. Amount of Securities             Direct (D) or              4. Nature of Indirect
1. Title of Security       Beneficially Owned               Indirect (I)                  Beneficial Ownership
--------------------    -----------------------          ------------------            -----------------------
None
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

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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

                                                 3. Title and Amount of Securities
                      2. Date Exercisable and       Underlying Derivative Security
                         Expiration Date         ---------------------------------                                     6. Nature of
1. Title of           -----------------------                           Amount or     4. Conversion                       Indirect
   Derivative         Date         Expiration                           Number of        or Exercise    5. Ownership      Beneficial
   Security           Exercisable  Date          Title                  Shares           Price of          Form of        Ownership
------------------    -----------------------    --------------------   ---------     -------------     ------------   ------------
Option to Purchase Class A   *     **            Class A Common Stock,  9,953,076     $27.625           D
 Common Stock                                     par value $1.50 per
                                                  share
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

Explanation of Responses:

* The option is exercisable upon the occurrence of any event or circumstance which would entitle the Reporting Person to receive from the Issuer a termination fee pursuant to Section 8.05(c) of a certain Merger Agreement dated as of November 10, 1996, between the Reporting Person, the Issuer and certain affiliated entities (the "Merger Agreement").

** The option expires upon the first to occur of (i) the effective time of the mergers comtemplated by the Merger Agreement, (ii) the date which is 90 days after the date on which the option became exercisable and (iii) the termination of the Merger Agreement in any manner in which the Reporting Person would not be entitled to the payment of a termination fee pursuant to
   Section 8.05(c) of the Merger Agreement.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                             IVAX Corporation

               By: /S/ ARMANDO A. TABERNILLA             NOVEMBER 21, 1996
                   -----------------------------------   -----------------
                   Armando A. Tabernilla                        Date
                   Vice President-Legal Affairs and
                   General Counsel